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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)

                              deltathree.com, Inc..
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                   24783N-10-2
                                 (CUSIP Number)


                                October 20, 1999

             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ]  Rule 13d-1(b)
                                [ ]  Rule 13d-1(c)
                                [X]  Rule 13d-1(d)

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                                  SCHEDULE 13G

CUSIP NO. 24783N-10-2
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1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         CNET, Inc. *
         13-3696170
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [ ]

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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               NUMBER OF                 5.   SOLE VOTING POWER           [X]
                SHARES         ------------------------------------------------
             BENEFICIALLY
               OWNED BY                  6.   SHARED VOTING POWER         [ ]
                 EACH          ------------------------------------------------
               REPORTING
                PERSON                   7.   SOLE DISPOSITIVE POWER      [X]
                 WITH          ------------------------------------------------

                                         8.   SHARED DISPOSITIVE POWER    [ ]
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                     1,249,154*
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10.      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    14.88%
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12.      TYPE OF REPORTING PERSON           CO
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*        Shares are held of record by CNET Investments, Inc., a wholly owned subsidiary of CNET, Inc. Includes immediately exercisable warrants to purchase 375,098 shares of Class A Common Stock at $23.995 per share.


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                                  SCHEDULE 13G


ITEM 1(a).        NAME OF ISSUER:

                  deltathree.com, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  430 Park Avenue, Suite 500
                  New York, NY  10022

ITEM 2(a).        NAME OF PERSON FILING:

                  CNET, Inc.
                  a Delaware corporation*

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  150 Chestnut Street, San Francisco, CA  94111

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  24783N-10-2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(c) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) through (j) are not applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

* Shares are held of record by CNET Investments, Inc., a wholly owned subsidiary of CNET, Inc.

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ITEM 4.           OWNERSHIP

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                           1,249,154 shares**

                  (b)      Percent of Class: 14.88%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    [X]

                           (ii)     Shared power to vote or to direct the vote:
                                    [ ]

                           (iii) Sole power to dispose or to direct the disposition of: [X]

                           (iv) Shared power to dispose or to direct the disposition of: [ ]

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


** Shares are held of record by CNET Investments, Inc., a wholly owned subsidiary of CNET, Inc. Includes immediately exercisable warrants to purchase 375,098 shares of Class A Common Stock at $23.995 per share.

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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000            CNET, Inc.


                                   By: /s/ DOUGLAS N. WOODRUM
                                       ----------------------------
                                   Name:  Douglas N. Woodrum
                                   Title:  Chief Financial Officer